FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Update on MESSINA Phase III trial

25 October 2022 07:00 BST

Update on the MESSINA Phase III trial for Fasenra in eosinophilic esophagitis

MESSINA did not meet one of the two dual-primary endpoints, demonstrating a statistically significant improvement in histological disease remission with Fasenra, but not in dysphagia symptoms, compared to placebo

Eosinophilic esophagitis (EoE) is a rare, progressive, chronic inflammatory disease of the esophagus currently believed to be characterised by the abnormal presence of eosinophils, a type of white blood cell, in the inner lining of the esophagus.1-3 Patients experience difficulty with swallowing (dysphagia), pain, food getting stuck and anxiety.4,5

High-level results from the MESSINA Phase III trial showed that AstraZeneca's Fasenra (benralizumab) did not meet one of the two dual-primary endpoints. Fasenra demonstrated a statistically significant improvement in histological disease remission, but not a change in dysphagia symptoms, compared to placebo, in patients with EoE aged 12 years or older.

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, AstraZeneca said: "The results from the MESSINA Phase III trial in eosinophilic esophagitis confirm that Fasenra achieved near complete depletion of tissue eosinophils, consistent with its mechanism of action, however this did not translate into an improvement in dysphagia symptoms. We will continue to analyse the complete data set to share with the scientific community."

In the trial, histological disease remission was measured as the proportion of patients with less than or equal to six eosinophils per high power field at Week 24. Burden of dysphagia was assessed using the patient-reported Dysphagia Symptom Questionnaire (DSQ) and measured as a mean change from baseline at Week 24. The trial included 210 patients, who received either Fasenra or placebo at four-week intervals.

The safety and tolerability profile for Fasenra in the trial was consistent with the known profile of the medicine.

Results from MESSINA will be presented at an upcoming medical meeting.

Fasenra is currently approved as an add-on maintenance treatment for severe eosinophilic asthma in the US, EU, Japan and other countries,6 and is approved for self-administration in the US,6 EU7 and other countries.

Notes

MESSINA
MESSINA is a randomised, placebo-controlled, double-blind, parallel-group, multicentre, global Phase III trial designed to investigate the efficacy and safety of Fasenra compared to placebo in patients aged 12 to 65 years of age with symptomatic and histologically active EoE.8,9

The dual-primary endpoints analysed at Week 24 were the proportion of patients with a histologic response, defined as a peak esophageal eosinophil count less than or equal to 6 eosinophils per high power field, and mean changes from baseline in Dysphagia Symptom Questionnaire (DSQ).8 The peak eosinophil count is obtained when a biopsy of the tissue of the esophagus is examined under a microscope. The histologic response endpoint used in the trial is consistent with histologic remission.10 The DSQ captures the presence and severity of dysphagia symptoms in the past day in a 4-item patient-reported questionnaire and the score is calculated over 14-day periods, ranging from 0 to 84, with a lower score indicating less severe dysphagia.8

The trial period consists of a 24-week double-blind, placebo-controlled treatment period followed by a 28-week open-label treatment period.8 Eligible patients were randomised in a 1:1 ratio to receive either 30 mg of Fasenra or placebo at 4-week intervals for the double-blind period. Patients who complete the double-blind period on Fasenra continue into the open-label treatment period with all patients receiving Fasenra 30 mg at 4-week intervals until Week 52, with a further open-label extension offered to eligible patients thereafter.9

In the trial, patients were allowed to remain on background medications for EoE, including proton pump inhibitors, topical corticosteroids, and EoE-driven diet elimination, provided that they were stable prior to entry and during the first 52 weeks of treatment, unless changes were clinically indicated.8,9

Fasenra
Fasenra (benralizumab) is a monoclonal antibody that binds directly to IL-5 receptor alpha on eosinophils and attracts natural killer cells to induce rapid and near-complete depletion of blood and tissue eosinophils in most patients via apoptosis (programmed cell death).11

Fasenra is currently approved as an add-on maintenance treatment for severe eosinophilic asthma in the US, EU, Japan and other countries,6 and is approved for self-administration in the US,6 EU7 and other countries. Fasenra has been studied in almost 4,000 patients in global clinical trials.12-16

Fasenra is in development for other eosinophilic diseases including bullous pemphigoid, chronic obstructive pulmonary disease, chronic rhinosinusitis with nasal polyps, chronic spontaneous urticaria, eosinophilic esophagitis, eosinophilic gastritis/eosinophilic gastroenteritis, eosinophilic granulomatosis with polyangiitis, hypereosinophilic syndrome and non-cystic fibrosis bronchiectasis.

Fasenra was developed by AstraZeneca and is in-licensed from BioWa, Inc., a wholly-owned subsidiary of Kyowa Kirin Co., Ltd., Japan.

AstraZeneca in Respiratory and Immunology
Respiratory & Immunology, part of BioPharmaceuticals, is one of AstraZeneca's main disease areas and is a key growth driver for the Company.

AstraZeneca is an established leader in respiratory care with a 50-year heritage. The Company aims to transform the treatment of asthma and COPD by focusing on earlier biology-led treatment, eliminating preventable asthma attacks, and removing COPD as a top-three leading cause of death. The Company's early respiratory research is focused on emerging science involving immune mechanisms, lung damage and abnormal cell-repair processes in disease and neuronal dysfunction.

With common pathways and underlying disease drivers across respiratory and immunology, AstraZeneca is following the science from chronic lung diseases to immunology-driven disease areas. The Company's growing presence in immunology is focused on five mid- to late-stage franchises with multi-disease potential, in areas including rheumatology (including systemic lupus erythematosus), dermatology, gastroenterology, and systemic eosinophilic-driven diseases. AstraZeneca's ambition in Respiratory & Immunology is to achieve disease modification and durable remission for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Muir A, et al. Eosinophilic Esophagitis: A Review. JAMA. 2021;326:1310-1318.
2.   Dellon ES, et al. Epidemiology and Natural History of Eosinophilic Esophagitis. Gastroenterology. 2018;154:319-332.e3.
3.   Cheng E, et al. Tissue remodeling in eosinophilic esophagitis. Am J Physiol Gastrointest Liver Physiol. 2012;303:G1175-G1187.
4.   Hirano I, et al. Clinical Implications and Pathogenesis of Esophageal Remodeling in Eosinophilic Esophagitis. Gastroenterol Clin North Am. 2014;43:297-316.
5.   Lucendo AJ, et al. Guidelines on eosinophilic esophagitis: evidence-based statements and recommendations for diagnosis and management in children and adults. United European Gastroenterol J. 2017;5:335-358.
6.   AstraZeneca news release. Available at: https://www.astrazeneca.com/media-centre/press-releases/2019/fasenra-approved-in-the-us-for-self-administration-in-a-new-pre-filled-auto-injector-the-fasenra-pen-04102019.html [Last accessed: October 2022].
7.   AstraZeneca news release. Available at: https://www.astrazeneca.com/media-centre/press-releases/2019/fasenra-receives-positive-eu-chmp-opinion-for-self-administration-and-the-new-fasenra-pen-a-pre-filled-single-use-auto-injector-01072019.html  [Last accessed: October 2022].
8.   Clinicaltrials.gov. A Study of Benralizumab in Patients With Eosinophilic Esophagitis (MESSINA). [Online] Available at: https://www.clinicaltrials.gov/ct2/show/NCT04543409 [Last accessed: October 2022].
9.   AstraZeneca Data on file. 2022 - REF-162311.
10.  U.S. Department of Health and Human Services, Food and Drug Administration, Center for Drug Evaluation and Research (CDER). Eosinophilic Esophagitis: Developing Drugs for Treatment. Guidance for Industry. 2020. Available at: https://www.fda.gov/regulatory-information/search-fda-guidance-documents/eosinophilic-esophagitis-developing-drugs-treatment-guidance-industry  [Last accessed: October 2022].
11.  AstraZeneca. Fasenra Summary of Product Characteristics. Available at: https://www.ema.europa.eu/en/documents/product-information/fasenra-epar-product-information_en.pdf [Last accessed: October 2022].
12.  Bleecker ER, et al. Efficacy and safety of benralizumab for patients with severe asthma uncontrolled with high-dosage inhaled corticosteroids and long-acting b 2-agonists (SIROCCO): a randomised, multicentre, placebo-controlled phase 3 trial. Lancet. 2016;388:2115-2127.
13.  FitzGerald JM, et al. Benralizumab, an anti-interleukin-5 receptor a monoclonal antibody, as add-on treatment for patients with severe, uncontrolled, eosinophilic asthma (CALIMA): a randomised, double-blind, placebo-controlled phase 3 trial. Lancet. 2016;388:2128-2141.
14.  Nair P, et al. Oral Glucocorticoid-Sparing Effect of Benralizumab in Severe Asthma. N Engl J Med. 2017;376:2448-2458.
15.  Menzies-Gow A, et al. Oral corticosteroid elimination via a personalised reduction algorithm in adults with severe, eosinophilic asthma treated with benralizumab (PONENTE): a multicentre, open-label, single-arm study. Lancet Respir Med. 2022;10:47-58.
16.  Harrison TW, et al. Onset of effect and impact on health-related quality of life, exacerbation rate, lung function, and nasal polyposis symptoms for patients with severe eosinophilic asthma treated with benralizumab (ANDHI): a randomised, controlled, phase 3b trial. Lancet Respir Med. 2021;9:260-274.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 25 October 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary